Filed by USX Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934
                                               Subject Company:  USX Corporation
                                                      Commission File No. 1-5153

[Slide 1] - Investment expansion - U. S. Steel Kosice - Kosice, September 24,
2001

[Slide 2] - Tin Mill Expansion - Final stage approved
- New facilities - 200,000 tpy continuous annealing line; 200,000 tpy electrolytic tinning line
-    New spending - 4.1 bil. Sk spending to complete both facilities

[Slide 3] - Tin Mill Expansion - Previous stages
-    First Stage - buildings and utilities; #15 cut to length line
- Second Stage - two stand DCR/double cold reduce/upgrade; #16 cut to length line; foundations for CA and ETL

[Slide 4] - Tin Mill Expansion
-    Previous spending - 2.6 bil. Sk spent on phase 1 and 2
-    Total spending - 6.7 bil. Sk total

[Slide 5] - Capital Spending Plan - 10-year plan - 35 bil. Sk total investment
-    Improve process for production of value-added products
-    Improve infrastructure
-    Improve environmental performance to benefit local ecology

[Slide 6] - Capital Spending Plan - 2000 through 2009
-    Value-Added    61%
-    Infrastructure 26%
-    Ecology        13%

[Slide 7] - Capital Spending Plan 2001 - Total 2.7 bil. Sk
-    Value-Added    73%
-    Ecology        15%
-    Infrastructure 12%

[Slide 8] - Key projects 2001-2003 - Estimated 14.5 bil. Sk
-    Tin Mill Expansion - 4.1 bil. Sk
-    Steel degassing in Steel Shop No. 1 - 0.75 bil. Sk
-    De-dusting of sintering bands - 0.85 bil. Sk
- Filtration and roll cooling water system - Hot rolling mill - 0.22 bil. Sk 40% of 3-year plan

[Slide 9] - Tin Mill Expansion
Calculation:  4.1 bil. Sk (82 million USD) additional investment
Purpose: Increase total capacity to 340,000 tonnes per year and produce a wider range of customer products.
Benefit:  Additional 200,000 tonnes will provide customers with needed products.
Schedule:  First quarter 2003.

[Slide 10] - Steel degassing in Steel Shop No. 1
Calculation:  758 mil. Sk (15 million USD)
Purpose: Develop production of new steel grades with low carbon, intended for automotive industry, Electro-technical equipment and micro-alloyed steel applications.
Benefit: Capacity of 580 thousand tonnes per year. Increasing of dynamo steel's production by 30,000 tonnes per year.
Schedule:  April 2002.

[Slide 11] - De-dusting of sintering bands
Calculation:  837 mil. Sk (17 million USD)
Purpose:  Reduce emissions below 100 mg/cubic meter for sintering stacks.
Benefit: Improved ecology in Kosice area and compliance with SR and EU standards.
Schedule:  December 2001, June 2002, December 2002, June 2003.
Note:  This schedule completes project one year sooner than original.

[Slide 12] - Filtration and roll cooling water system - Hot rolling mill
Calculation:  229 mil. SKK (4.5 million USD)
Purpose: To clean and cool water for Hot Rolling Mill. Replace pumps and spray-headers on finishing stands.
Benefit: HRM capacity to achieve 4.5 mil. tones of steel. Improved strip surface and decrease consumption of rolls.
Schedule:  November 2001.

[Slide 13] - Other Key Projects - 2001
-    Scrap Management - 400 mil. Sk
-    Upgrade Pusher Furnace at Hot Strip Mill - 300 mil. Sk
-    Environmental landfill for waste materials - 150 mil. Sk
-    Benzoine absorption modernization - 60 mil. Sk
-    Radiator plant upgrade for welding and painting - 60 mil. Sk

[Slide 14] - Scrap Management

[Slide 15] - HRM Re-heat Furnace upgrade

[Slide 16] - Projects Under Development
-    #3 Galvanizing Line
-    #3 Dynamo Steel Line
-    Vessel Replacement in #1 Steel Shop
-    #9 Oxygen Plant (20,000 m^3/HR)

[Slide 17] - "To be the best, not because we say so but because our customers tell us we are."